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                                                                      EXHIBIT 99

                                                                            News

                                             Contact:Dixon R. Walker
                                                     Pameco Corporation
                                                     (303) 568-1201

                                                     Joseph W. McDonnell
                                                     Broadgate Consultants,
                                                  Inc
                                                     (212) 232-2222

     FOR IMMEDIATE RELEASE

     Pameco Receives Offer For Outstanding Shares of Common Stock



   DENVER, CO-January 16, 2001--Pameco Corporation (OTCBB: PAMC) today announced that the Company has received a cash offer from Littlejohn Fund II LP and Quilvest American Equity Ltd. to acquire all of the outstanding shares of common stock of Pameco for $0.40 per common share. The offer contemplates that the transaction will be structured as a merger of a newly formed entity wholly-owned by the buyers with and into Pameco. Littlejohn and Quilvest beneficially own approximately 85 percent of the common stock and their representatives hold a majority of the seats on the Company's Board of Directors.

   The proposal is conditioned upon its acceptance by Pameco on or prior to February 7, 2001 and to certain other conditions, including approval by the Special Committee of the Board of Directors of Pameco and by the Investment Committees and Boards of Directors of each of the buyers and receipt of necessary consents from Pameco's lenders.

   In response to the offer, the Board of Directors of Pameco has established a special committee of the board to evaluate the proposal. The special committee is made up of non-management directors who are not affiliated with Littlejohn or Quilvest. The special committee intends to retain an independent investment banking firm to advise it and to render an opinion on the fairness of this proposal. The special committee is also authorized to engage independent counsel to assist it.

   Pameco is one of the largest national distributors of HVAC systems and equipment and refrigeration products in the United States, with predecessor corporations dating back to 1931, and has established a leading position in the consolidating distribution segment of the climate control industry. Pameco's products include a complete range of heating, air conditioning and refrigeration ("HVAC/R") equipment, parts and supplies for the light commercial and residential HVAC markets and commercial refrigeration market. The products sold by Pameco are used principally for the repair and replacement of existing HVAC/R and for new construction.

   Note: Additional information about Pameco Corporation is available on Pameco's World Wide Web Site on the Internet located at http://www.pameco.com.